2000 FIRST TENNESSEE BUILDING 165 MADISON AVENUE MEMPHIS, TENNESSEE 38103 PHONE; 901.526.2000 FAX: 901.577.2303

www.bakerdonelson.com

JACKIE G. PRESTER

Direct Dial: 901.577.8114

Direct Fax: 901.577.0762

E-Mail Address: jprester@bakerdonelson.com

May 21, 2012

VIA EDGAR

Mr. Michael R. Clampitt, Senior Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fidelity Southern Corporation

Registration Statement on Form S-1

Filed April 26, 2012

File No. 333-180963

Dear Mr. Clampitt:

On behalf of our client, Fidelity Southern Corporation (the “Company”), we are responding to the comments set forth in the letter from the Securities and Exchange Commission (“SEC”) dated May 14, 2012 (the “Comment Letter”), related to the SEC’s review of the Company’s Registration Statement filed on Form S-1 on April 26, 2012 (the “Registration Statement”). We have enclosed for your reference Amendment No. 1 which has been revised to reflect the SEC’s comments (the “Amendment”) which has been filed with the SEC on the date hereof. For your convenience, we have restated the SEC’s comments prior to each of our responses below.

General

1. Please provide an analysis as to how registering the resale of depositary shares, which have not yet been issued to Treasury, is permissible under Rule 415(a)(1)(i).

The Company has revised the Registration Statement to delete all references to registration of the resale of depositary shares, as reflected in the Amendment.

ALABAMA  —   FLORIDA  —  GEORGIA  —  LOUISIANA  —   MISSISSIPP  —  TENNESSEE  —  TEXAS  —   WASHINGTON, D.C.

May 21, 2012

2. Your current legality opinion does not address the issuance of depositary shares. As a general rule, counsel’s signed legality opinion regarding such issuance must be filed as an exhibit to the registration statement before it becomes effective, and it may not be subject to any unacceptable qualifications, conditions or assumptions. Please tell us whether counsel will be able to provide an unqualified opinion with respect to the depositary shares prior to effectiveness.

Because the Company is no longer seeking to register the depositary shares, the legality opinion has not been revised.

Prospectus Cover Page

3. As the preferred shares do not have a market, revise to price the securities.

The Amendment includes a form of prospectus supplement that specifies that pricing will be determined based upon an anticipated auction process, as such process is described in the prospectus supplement.

4. Please revise the cover page of your prospectus to identify the underwriters. If you are unable to name the underwriters prior to acceleration of effectiveness of the registration statement, please confirm that you will identify the underwriters in a post-effective amendment filed prior to any distribution of the prospectus.

The Company is unable to name the underwriters at this time. The Company has filed a form of underwriting agreement as an exhibit to its registration statement. The Company hereby confirms that it will identify the underwriters in a post-effective amendment to be filed prior to any distribution of the prospectus.

Incorporation By Reference, page 3

5. Revise the list of incorporated materials so that it is current at the time of effectiveness, including for your first quarter Form 8-K dated 5/1/2012.

The list of incorporated materials has been revised so that it is current as of the date of this letter, as shown in the Amendment, and the list of incorporated materials also includes a reference to all of the Company’s other reports filed with the SEC under Section 13(a) or 15(d) of the Securities Exchange Act or proxy or information statements filed under Section 14 of the Exchange Act since December 31, 2011 and before the effective date of the Registration Statement.

May 21, 2012

The Offering, page 5

6.     Revise under “Redemption” to indicate if the Company has the current intention to redeem the preferred in the near future or before February 15, 2014. In addition, disclose the amount of additional capital the Company will need under applicable TARP rules to be in a position to request redemption.

The requested disclosures have been made, as shown on pages 5-6 of the Amendment.

7.     Revise under “Voting Rights” to disclose how the nomination process will work in the event that 2 directors are to be added.

The requested disclosure has been made, as shown on page 6 of the Amendment.

On behalf of the Company, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In you have any questions or comments related to our responses, please contact me at the number or email address set forth above.

Sincerely,

/s/ Jackie G. Prester
Jackie G. Prester